Exhibit 99.1
CLAUDE RESOURCES INC.

Annual General Meeting of Shareholders
of
CLAUDE RESOURCES INC.

April 27, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote

1.	The election of the following nominees as directors of Claude Resources Inc. for the forthcoming year: Arnie E. Hillier - Chairman Robert W. Termuende Ronald G. Walker Neil McMillan Jon R. MacNeill	CARRIED

2.	The appointment of KPMG LLP, as auditors of Claude Resources Inc., for the forthcoming year.	CARRIED

Dated at Saskatoon, Saskatchwan this 28th day of April, 2005

CLAUDE RESOURCES INC.

Per:  /s/ “Val Michasiw”
Val Michasiw
Secretary/Treasurer